FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of September 2013

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG delivers first results from IBALT StagSeis survey in Gulf of Mexico

Paris, France – 23 September, 2013

CGG announced today that the Fast TraxTM TTI RTM (Tilted Transverse Isotropy Reverse Time Migration) processed data from its IBALT broadband full-azimuth survey covering over 5,000 km2 (221 blocks) in the Keathley Canyon area of the Gulf of Mexico has been delivered on schedule.

The Fast Trax TTI RTM results from IBALT are the first deliverable in a multi-year, multi-client program that CGG is acquiring in the Gulf of Mexico using StagSeisTM, its next-generation subsalt imaging solution. StagSeis combines all the recent advances in marine acquisition to acquire full-azimuth, ultra-long-offset and broad bandwidth data to achieve innovative illumination in the most challenging areas, where conventional wide-azimuth acquisition fails to image targets below complex overburdens.

A comparison between a portion of the IBALT survey overlapping CGG’s previous Garden Banks wide-azimuth dataset shows that the Fast Trax TTI RTM imaging results deliver better illumination and improved low-frequency penetration to provide enhanced interpretability of subsalt targets. Final fully processed products will be available in August 2014.

CGG is currently acquiring its second StagSeis survey, “Deux”, which covers 357 blocks adjacent to IBALT. Acquisition of Deux is scheduled for completion in November of this year, with Fast Trax data being available in May 2014 and final data in May 2015.

Jean-Georges Malcor, CEO, CGG, said: “The significantly better subsalt images we are seeing from our IBALT Fast Trax TTI RTM results totally validate our design of StagSeis to meet our clients’ need for a new generation of offshore acquisition solutions to reduce E&P risk. We plan to build on the success of IBALT and Deux to offer this technology in other challenging areas of the Gulf of Mexico.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contact Christophe Barnini Tel: +33 1 64 47 38 11 E-Mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 23rd, 2013	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP